March 14, 2024
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, NE
Washington, DC 20549
Attention:    Melissa Kindelan
    Kathleen Collins
Re:    Model N, Inc.
    Form 10-K for the Fiscal Year Ended September 30, 2023
    Form 8-K Furnished on February 6, 2024
    File No. 001-35840
Ladies and Gentlemen:
In this letter, Model N, Inc. (“we” or “Company”) respond to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated February 23, 2024 (the “Letter”). The numbered paragraphs below correspond to the numbered comments in the Letter, and the Staff’s comment is presented in bold italics.
Form 10-K for the Fiscal Year Ended September 30, 2023
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Key Business Metrics, page 41
1.We note you provide metrics such as ARR and Net Dollar Retention only for your SaaS revenues, which based on your February 26, 2024 Investor Presentation represents approximately 69% of total subscription revenue in fiscal 2023 or 51% of total revenue. Please tell us what measures you use to monitor your other recurring revenue streams, such as subscription services revenue, and revise to include a quantified discussion of such measures, if any. Also, revise your discussion of the current metrics provided to disclose the percentage of total revenue that these measures represent for each period presented.
Response: The Company respectfully advises the Staff that it does not use any particular measures to monitor its recurring revenue streams, other than SaaS revenue. During the process of transitioning our customer base from on-premise deployments of our software to our new cloud-based SaaS platform, we also experienced a transition of our subscription revenue from maintenance and term license revenue to SaaS revenue. To measure the progress of the transition and to help investors assess the adoption of the new SaaS model, we introduced standard SaaS metrics including SaaS ARR and SaaS Net Dollar Retention to highlight customer adoption, retention, and growth. We monitor the other recurring revenue streams that contribute to our total subscription revenue, but the SaaS portion is the key success factor of the new business model and the focal point for investors. In the long-term, once our transition to a SaaS business model is substantially complete, we expect total subscription revenue to be the key measure of our business and may cease the use of other metrics such as SaaS ARR and SaaS Net Dollar Retention. In addition, in response to the Staff’s comment, in future filings, the Company will disclose the percentage of total revenue that SaaS revenue represents, as reflected in the first sentence of the last paragraph of the Company’s response to Comment #2 below.
2.You state that SaaS Net Dollar Retention is calculated using the SaaS ARR from customers that are in both the current period and the year-ago period. While we note that new customers during the current period are not factored into the calculation, please tell us whether customers that were lost since the year-ago period are considered in this measure. If so, revise your disclosures to clarify as such. If lost customers are not included in this metric, explain further how this measure is a reflection of customer retention. Lastly, revise to discuss the factors that contributed to any significant fluctuations in this measure from period to period.
Model N, Inc. | 777 Mariners Island Blvd, Suite 300, San Mateo, CA 94044 | P: 650.610.4600 | F: 650.610.4699 | www.modeln.com

Response: In response to the Staff’s comment, the Company confirms that customers that were lost since the year-ago period are considered in this measure. The Company will revise the disclosure regarding SaaS Net Dollar Retention in its future periodic reports to clarify that lost customers are included in this measure. Additionally, the Company respectfully advises the Staff that it has included a discussion of any significant fluctuations in SaaS Net Dollar Retention from period to period, as reflected in bold below. The information below illustrates what the Company’s SaaS Net Dollar Retention disclosure would have been if the changes were incorporated into the Form 10-Q for the quarter ended December 31, 2023. The Company will provide a similar disclosure for all periods presented in future filings.

SaaS ARR and Net Dollar Retention

We use SaaS ARR as a measure of our SaaS revenue trend and an indicator of our future revenue opportunity from existing recurring customer contracts, assuming zero cancellations. SaaS ARR is the annualized value of our SaaS revenue, which is derived by taking the SaaS portion of our recurring subscription revenue for the quarter, dividing it by the number of days in the quarter, and multiplying it by 365 to get an annualized number. SaaS ARR is not adjusted for the impact of any known or projected future customer cancellations, service upgrades or downgrades or price increases or decreases. The amount of actual SaaS revenue that we recognize over any 12-month period is likely to differ from SaaS ARR at the beginning of that period, sometimes significantly. This may occur due to new bookings, subsequent changes in our pricing, service cancellations, upgrades or downgrades and acquisitions or divestitures. Our calculation of SaaS ARR may differ from similarly-titled metrics presented by other companies.

We believe that our ability to retain and expand our revenue generated from our existing customers is an indicator of the long-term value of our customer relationships and our potential future business opportunities. SaaS Net Dollar Retention uses the same SaaS ARR calculations to measure the percentage change in SaaS ARR from customers that are in ~~both~~ the current period and the year-ago period. SaaS ARR that has been added from new customers that were not in the year-ago calculation is excluded from the SaaS Net Dollar Retention calculation. SaaS Net Dollar Retention has been reduced by any amount of churn for the customers that were in the year-ago period. Our SaaS Net Dollar Retention Rate will fluctuate in future periods due to a number of factors, including the level of SaaS ARR, the level of penetration within our customer base, expansion of products and features, and our ability to retain our customers. SaaS ARR and SaaS Net Dollar Retention should be viewed independently of revenue, deferred revenue, and remaining performance obligations, and are not intended to be a substitute for, or combined with, any of these items.

For the quarters ended December 31, 2023 and 2022, SaaS revenue was 51% and 47% of total revenue, respectively. For the quarter ended December 31, 2023, SaaS ARR was $134.8 million, which reflects a 16% year-over-year increase from $115.8 million for the quarter ended December 31, 2022. SaaS Net Dollar Retention decreased to 115% for the 12 months ended December 31, 2023 from 134% for the 12 months ended December 31, 2022. The main reason for SaaS Net Dollar Retention decrease was comparatively high growth in SaaS ARR in the prior period, 12 months ended December 31, 2022, due to an increase in SaaS transition deals.

Notes to Consolidated Financial Statements
Note 3. Revenue from Contracts with Customers
Remaining Performance Obligations, page 68
3.You disclose that the company expects to recognize as revenue over the next 12 months approximately 43% of the unsatisfied or partially satisfied performance obligations with the remainder being recognized thereafter. Please revise to disclose when the remaining 56% will be recognized on a quantitative basis using time bands that would be most appropriate for the duration of the remaining performance obligations or by providing qualitative information. Refer to ASC 606-10-50-13.
Response: In response to the Staff’s comment, the Company will revise the disclosure in its future periodic reports to disclose the percentage of its unsatisfied or partially satisfied performance obligations expected to be recognized on a quantitative basis using the following time bands: <12 months, 13-36 months and over 36 months. The information below illustrates what the Company’s remaining performance obligations disclosure in Note 2 to its consolidated financial statements would have been if the changes were incorporated into the Form 10-Q for the quarter ended December 31, 2023. The Company will provide a similar disclosure in future filings.

Remaining Performance Obligations

Remaining performance obligations represent non-cancelable contracted revenue that has not yet been recognized, which includes deferred revenue and amounts that will be invoiced and recognized as revenue in future periods. As of December 31, 2023, the aggregate amount of the transaction price allocated to performance obligations either unsatisfied or partially unsatisfied was $349.4 million, 46% of which we expect to recognize as revenue over the next 12 months, 44% between months 13 and 36 and the remainder 10% after the month 36.
We estimate our remaining performance obligations at a point in time. Actual amounts and timing of revenue recognition may differ from these estimates largely due to timing of contract renewals and modifications.
Form 8-K Furnished on February 6, 2024
Exhibit 99.1
Reconciliation of GAAP to Non-GAAP Operating Results, page 8
4.We note that your measure of non-GAAP net income does not appear to include the tax impact of your non-GAAP adjustments. Please revise to include a separate income tax adjustment commensurate with your non-GAAP measure of profit. Refer to Non-GAAP C&DI Question 102.11.

Response: In response to the Staff’s comment, the Company will revise its non-GAAP net income measure in future filings to include a separate income tax adjustment commensurate with the non-GAAP measure of profitability in accordance with Question 102.11 of the Compliance & Disclosure Interpretations on Non-GAAP Financial Measures. For all periods presented in future filings, the Company will use a blended statutory tax rate for purposes of calculating the non-GAAP provision for income taxes. The rate used will be evaluated each period to ensure it still is in line with the Company’s then current tax profile. The information below illustrates what the Company’s non-GAAP net income reconciliation disclosure would have been if the changes were incorporated into Form 8-K furnished on February 6, 2024. The Company will provide a similar disclosure for all periods presented in future filings.

	Three Months Ended December 31,
	2023	2022
Numerator
Reconciliation between GAAP net loss and non-GAAP net income
GAAP net loss	$ (1,798)	$ (4,050)
GAAP provision for income tax	720	432
GAAP loss before provision for income tax	(1,078)	(3,618)
Reversal of non-GAAP expenses
Stock-based compensation (a)	10,565	10,404
Amortization of intangible assets (b)	1,726	2,008
Amortization of debt issuance costs (c)	421	302
Non-GAAP net income before income tax provision	11,634	9,096
Non-GAAP provision for income taxes (d)	(3,258)	(2,547)
Non-GAAP net income	$ 8,376	$ 6,549

(1)Stock-based compensation is a non-cash expense accounted for in accordance with FASB ASC Topic 718. We believe that the exclusion of stock-based compensation expense provides for a better comparison of our operating results to prior periods and to our peer companies.
(2)Amortization of intangible assets resulted principally from acquisitions. Intangible asset amortization is a non-cash item. As such, we believe exclusion of these expenses provides for a better comparison of our operating results to prior periods and to our peer companies.
(3)Amortization of debt issuance costs. We believe exclusion of these expenses provides for a better comparison of our operating results to prior periods and to our peer companies.
(4)The Company utilized a federal rate plus a net state rate that excluded the impact of NOLs and valuation allowances to calculate its non-GAAP blended statutory rate of 28% for the three months ended December 31, 2023, and 2022.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 610-4739.
Sincerely,
/s/ John Ederer
John Ederer
Chief Financial Officer
Model N, Inc.
cc:
Amanda Rose, Esq.
Fenwick & West LLP